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March 20, 2024	C. Brophy Christensen
D: +1 415 984 8793
VIA EDGAR	bchristensen@omm.com

Ms. Mariam Mansaray

Mr. Matthew Derby

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Re:	Liberty Sirius XM Holdings Inc.

Registration Statement on Form S-4

Filed January 29, 2024

File No. 333-276758

Liberty Media Corporation

Preliminary Proxy Statement on Schedule 14A

Filed January 29, 2024

File No. 001-35707

Dear Ms. Mansaray and Mr. Derby:

On behalf of our clients, Liberty Sirius XM Holdings Inc. (“New Sirius”) and Liberty Media Corporation (“Liberty Media”), we are providing their responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter, dated February 20, 2024, with respect to the filings referenced above.

This letter and each of Amendment No. 1 to the Registration Statement on Form S-4 (as amended, the “Form S-4”) and an amended Preliminary Proxy Statement on Schedule 14A (as amended, the “Schedule 14A”) are being filed electronically via the EDGAR system today. The Form S-4 and Schedule 14A contain the preliminary proxy statement and notice of Liberty Media, prospectus of New Sirius, and notice and information statement of Sirius XM Holdings Inc. Capitalized terms used and not defined herein have the meanings given in the proxy statement/notice/prospectus/information statement.

For your convenience, we have restated below the Staff’s comments in bold, followed by our response to each such comment. Page references in our responses correspond to the pages in the proxy statement/notice/prospectus/information statement:

Austin • Century City • Dallas • Houston • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

Registration Statement on Form S-4

Questions and Answers
What stockholder vote is required to approve each of the proposals?, page 16

1.            We note your disclosure that the Company was informed that 50.3% of the aggregate voting power held by the executive officers and directors intend to vote “FOR” the transaction. Please revise to clarify whether the officers and directors entered into an agreement to vote their shares for the transaction and if they vote as they indicated, no additional votes will be required to be cast by existing shareholders, and the transaction will be approved regardless how public shareholders vote.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 14, 17, 104, and 109 of the proxy statement/notice/prospectus/information statement.

Condensed Pro Forma Consolidated Financial Statements, page F-94

2.            We note that the assets, liabilities, and operations of Liberty Sirius XM Holdings are greater than the remaining assets, liabilities and operations of Liberty Media following the split-off. Please provide a detailed analysis using the guidance in ASC 505-60-25-8 regarding your determination of the accounting spinnor and spinnee for the split-off.

Response: In response to the Staff’s comment, we have provided our analysis of ASC 505-60-25-8 in the following paragraphs, which concludes that the legal spinnor (Liberty Media) is the same as the accounting spinnor such that there is no reverse spinoff when accounting for the Split-Off.

In accordance with ASC 505-60-25-8, an entity is required to determine which party in a spinoff1 transaction is the accounting spinnor and which is the accounting spinnee in order to determine whether the spinoff transaction is accounted for as a reverse spinoff or not. The accounting guidance contains four criteria that an entity must consider when determining the required accounting and reporting in a spinoff transaction. A presumption shall exist that a spinoff be accounted for based on its legal form, in other words, that the legal spinnor is also the accounting spinnor. However, that presumption may be overcome based on an entity’s assessment of the four criteria and no one indicator shall be considered presumptive or determinative. The following discussion addresses the four criteria as detailed in ASC 505-60-25-8(a) through 25-8(d).

Criterion a: An entity should consider the size of the legal spinnor and legal spinnee based on a comparison of the assets, revenues, and earnings of the two entities noting that there are no established bright lines that shall be used to determine which entity is the larger of the two. Liberty Sirius XM Holdings’ historical results represent 72% of total assets of Liberty Media historical results as of September 30, 2023 and 74% of revenue and 50% of net earnings (loss) attributable to Liberty stockholders for the year-ended December 31, 2022. This criterion in isolation suggests that the legal spinnor is the accounting spinnee and result in a reverse spinoff, but a complete analysis of all the criteria must be considered.

1We note the Accounting Standards Codification Master Glossary includes definitions for both a spinoff and a split-off. Although there are legal differences between the two definitions, both are considered nonreciprocal transfers with owners and can be used interchangeably when discussing the accounting treatment.

Criterion b: An entity should consider the fair value of the legal spinnor and the legal spinnee. We determined the fair value of (a) Liberty Media pro forma ($17,394 million) using the number of outstanding shares of Formula One Group and Liberty Live Group multiplied by the respective closing share price as of September 30, 2023, and (b) Liberty Sirius XM Holdings ($8,316 million) using the number of outstanding shares multiplied by the respective closing share price as of September 30, 2023. This criterion in isolation suggests that the legal spinnor is the accounting spinnor and result in a regular spinoff whereby the legal form is followed for accounting purposes, but a complete analysis of all the criteria must be considered.

Criterion c: An entity should consider senior management and whether the legal spinnor or legal spinnee retains the senior management of the formerly combined entity. Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them.

Current senior management of Liberty Media (the legal spinnor) consists of (a) Gregory Maffei, President and Chief Executive Officer, (b) Brian Wendling, Chief Accounting Officer and Principal Financial Officer, (c) Renee Wilm, Chief Legal Officer and Chief Administrative Officer, and (d) Ben Oren, Executive Vice President and Treasurer. The same senior management that currently exists at Liberty Media will remain at Liberty Media after the Split-Off and Merger. Immediately after the Split-Off and Merger, New Sirius (the legal spinnee) will be an independent company and Liberty Media will have no continuing stock ownership in New Sirius. As more fully discussed within the “Management of New Sirius Following the Merger” section of the proxy statement/notice/prospectus/information statement, New Sirius’ senior management after the Split-Off and Merger will consist of (a) Jennifer Witz, Chief Executive Officer, (b) Scott Greenstein, President, Chief Content Officer, (c) Thomas Barry, Executive Vice President and Chief Financial Offer, (d) Patrick Donnelly, Executive Vice President, General Counsel and Secretary, (e) Joseph Inzerillo, Chief Product and Technology Officer, and (f) Joseph Verbrugge, Chief Commercial Officer. The senior management of New Sirius will be the current senior management of Sirius XM Holdings.

As discussed in the preceding paragraph, the senior management of Liberty Media will remain at Liberty Media subsequent to the Split-Off and Merger while the current senior management of Sirius XM Holdings will become the new senior management of New Sirius. In considering that the legal spinnor (Liberty Media) retains the same senior management team before and after the Split-Off and Merger and that New Sirius will designate a new senior management that consists of the current senior management team of Sirius XM Holdings, this criterion in isolation suggests that the legal spinnor is the accounting spinnor and result in a regular spinoff whereby the legal form is followed for accounting purposes, but a complete analysis of all the criteria must be considered.

Criterion d: An entity should consider whether there is a proposed or approved plan of sale of one of the separate entities concurrent with the spinoff. This criterion is not applicable as there is no proposed or approved plan of sale of one of the separate entities concurrent with the Split-Off and Merger.

Overall evaluation of ASC 505-60-25-8: The guidance in ASC 505-60-25-8 states that a presumption shall exist that a spinoff be accounted for based on its legal form (legal spinnor and accounting spinnor are the same) unless the criteria in ASC 505-60-25-8(a) through 25-8(d) rebut that presumption. As discussed above, two of the three applicable criteria lead to the conclusion that the legal spinnor is also the accounting spinnor such that the Split-Off shall be accounted for based on its legal form. We do not believe the single criteria related to the size of the legal spinnor and legal spinnee (criterion a above) outweighs the other two criteria to rebut the presumption that the Split-Off be accounted for as a reverse spinoff. Additionally, we considered the example at ASC 505-60-55-7 through 55-9, which includes discussion with respect to what an entity’s shareholders and financial statement users would view as the most accurate depiction of the transaction. In substance, Liberty Media plans to split-off its subsidiary, Sirius XM Holdings, along with other assets and liabilities as more fully described in the “Description of Business of New Sirius” section of the proxy statement/notice/prospectus/information statement and continue to operate and manage Liberty Media with the same senior management and the remaining assets and liabilities as illustrated in the Condensed Pro Forma Consolidated Financial Statements resulting in the most accurate depiction of the Split-Off being represented by regular spinoff accounting (i.e. not a reverse spinoff).

3.            Please revise to provide transaction accounting adjustments pursuant to Rule 11-02(a)(6)(i) of Regulation S-X, such as compensation expense for the accelerated vesting of stock incentives described on page 128 and any other items pursuant to Rule 11-01(a)(8), such as any additional debt and related interest and any other debt costs for debt transferred to New Sirius that was not previously included in Liberty Media’s Sirius XM Holdings operating segment.

Response: In response to the Staff’s comment, we note that the proxy statement/notice/prospectus/information statement reflects the financial condition and results of operations of Liberty Media pro forma for the divestiture of Liberty Sirius XM Holdings Inc. We considered whether pro forma financial information for New Sirius was necessary, but concluded the financial information in the Liberty Sirius XM Holdings Inc. combined financials statements are materially inclusive of all the financial information that an investor of New Sirius would need to make an investment decision. The unrecognized compensation expense, as disclosed, related to Liberty Awards was only $5 million at September 30, 2023 and the debt balance is not expected to change significantly at New Sirius following the transaction. As described in the Liberty Sirius XM Holdings Inc. combined financial statements, Sirius XM Holdings has put in place financing that will refinance a portion of the outstanding debt being contributed to New Sirius, but does not expect to add incremental debt.

4.            We also note on page 129 that shares of New Sirius Common Stock underlying the New Sirius option awards may not be able to be registered on a Form S-8 and will be settled in cash upon exercise. Please provide disclosure of this term in the notes to the pro forma financial information. If cash settlement for shares underlying the awards is probable because the underlying shares are not registered, please provide a pro forma adjustment for the cash settlement. If cash settlement is not probable, please disclose an estimate of the cash required under this term if no shares underlying awards are registered.

Response: In response to the Staff’s comment, shares of New Sirius Common Stock underlying certain New Sirius option awards (that were previously Liberty SiriusXM option awards) may not be able to be registered on a Form S-8 and accordingly, we anticipate that following the Transactions, New Sirius will classify those options as liability awards versus equity awards. Prior to the Split-Off, Liberty Awards have been, and will continue to be, settleable in equity and will continue to be treated as equity awards. As of September 30, 2023, the intrinsic value of outstanding Liberty option awards was $2 million. Following the Split-Off, the liability will be recorded at fair value and adjusted each reporting period. Additionally, we expanded our disclosure to include a discussion of this possibility in the Liberty Sirius XM Holdings Inc. combined financial statements on page F-38.

5.            We note on page 33 that the public shareholders share of ownership will increase from 17% prior to 19% after the spit-off and that the vesting of stock incentives will also be accelerated. Please provide an analysis of the impact of these terms on your evaluation of the accounting treatment afforded to the split-off under ASC 845-10-30-13.

Response: In response to the Staff’s comment, we have provided our analysis of ASC 845-10-30-13 in the following paragraphs, which concludes that the Split-Off is a pro-rata split-off accounted for at historical cost.

From an accounting perspective, it is important to consider the Transactions in their sequential order to determine the appropriate accounting treatment. First, the Split-Off occurs and second, the Merger occurs. The sequence is important because the Split-Off accounting dictates the accounting treatment for Liberty Media and the Merger accounting dictates the accounting for New Sirius given that the Merger only occurs once New Sirius is a separate independent company from Liberty Media with neither Liberty Media nor New Sirius having any ownership in the other. Additionally, we also considered the impact if the Split-Off and Merger were considered a single transaction.

Split-Off Accounting

The Accounting Standards Codification Master Glossary defines a split-off as a transaction in which a parent entity exchanges its stock in a subsidiary for parent entity stock held by its shareholders. The Split-Off as illustrated on page 32 reflects this definition as Liberty Media is exchanging common stock in its wholly owned subsidiary, New Sirius, for its currently outstanding Liberty SiriusXM Common Stock (i.e. common stock of the ultimate parent of New Sirius). In order to account for the Split-Off at historical cost as described in ASC 845-10-30-13, a split-off of a targeted stock (e.g. Liberty SiriusXM Common Stock) must be completed on a pro-rata basis to the holders of the related targeted stock and the creation of the targeted stock cannot be in contemplation of the subsequent split-off.

We considered and concluded that the Split-Off will be accomplished on a pro-rata basis in that each shareholder of Liberty SiriusXM Common Stock will receive a pro-rata number of shares of New Sirius Common Stock based on the Exchange Ratio as illustrated on page 32. The exact same shareholders of Liberty SiriusXM Common Stock immediately prior to the Split-Off will be the exact same shareholders of New Sirius Common Stock after the Split-Off and maintain their respective equity ownership percentages. Further, the Liberty SiriusXM Common Stock (i.e. the targeted stock) was originally authorized by the Liberty Media board of directors in November 2015 and has continued to exist since its creation. The Liberty SiriusXM Common Stock was intended to track and reflect the separate economic performance of the businesses, assets, and liabilities attributed to the Liberty SiriusXM Group. The Liberty SiriusXM Common Stock was not created in contemplation of the Split-Off given it was originally authorized in 2015 and was intended to reflect the separate economic performance of the Liberty SiriusXM Group.

We also considered the implication of the acceleration of the Liberty SiriusXM option awards as more fully described on page 116. The option holders are not holders of outstanding shares of Liberty SiriusXM Common Stock, nor will the option holders be holders of outstanding shares of New Sirius Common Stock, but rather the option holders will have their awards appropriately adjusted based on the Exchange Ratio. Because the option holders do not hold Liberty SiriusXM Common Stock, they do not factor into the consideration of whether the Split-Off is accomplished on a pro-rata basis. However, even if the option holders were considered in determining whether the Split-Off is accomplished on a pro-rata basis, the option holders’ awards are being adjusted on a pro-rata basis using the Exchange Ratio, such that our conclusion that the Split-Off is accomplished on a pro-rata basis remains unchanged.

We also considered the implication of the acceleration of the restricted stock units and restricted stock awards with respect to shares of Liberty SiriusXM Common Stock. As more fully discussed on page 116, such awards will accelerate ten business days prior to the Redemption Date (or such other date on or around that time as may be determined by the board of directors of Liberty Media (or authorized committee thereof)) and will be treated as outstanding shares of Liberty SiriusXM Common Stock and will participate in the Split-Off at the same Exchange Ratio such that the New Sirius Common Stock the holders will receive will also be on a pro-rata basis. Accordingly, our overall conclusion that the Split-Off is transacted on pro-rata basis remains unchanged.

Merger Accounting

As discussed above, Liberty Media will account for the Split-Off at historical cost based on the guidance in ASC 845-10-30-13 and also plans to account for the Split-Off of New Sirius as discontinued operations in accordance with ASC Subtopic 205-20, Presentation of Financial Statements-Discontinued Operations, as illustrated in the Condensed Pro Forma Consolidated Financial Statements. The Merger is a legal form merger but from an accounting perspective, it does not result in a business combination but rather an equity transaction as more fully discussed below.

Immediately prior to the Merger and after the Split-Off, (a) New Sirius is wholly owned by the current Liberty SiriusXM Common Stock shareholders due to the pro-rata nature of the Split-Off, and (b) New Sirius owns approximately 83% of Sirius XM Holdings and consolidates Sirius XM Holdings, which results in an approximate 17% noncontrolling interest at New Sirius with respect to its ownership in Sirius XM Holdings. The effect of the Merger is that the noncontrolling shareholders of Sirius XM Holdings will exchange their Sirius XM Common Stock for New Sirius Common Stock in a one for one exchange.

Given that Sirius XM Holdings is a consolidated subsidiary of New Sirius, the exchange of common stock results in New Sirius owning 100% of Sirius XM Holdings such that the exchange is accounted for under ASC 810-10-45-23. Such guidance states that changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions. Therefore, no gain or loss shall be recognized in consolidated net income or comprehensive income. The carrying amount of the noncontrolling interest shall be adjusted to reflect the change in ownership interest in the subsidiary. Any difference between the fair value of the consideration received or paid and the amount by which the noncontrolling interest is adjusted shall be recognized in equity attributable to the parent.

Immediately after the Merger and in accordance with ASC 810-10-45-23, New Sirius will adjust the carrying amount of the noncontrolling interest in Sirius XM Holdings to zero with the offset recorded in equity attributable to the parent. It is only at this point in time that Sirius XM Common Stock shareholders receive New Sirius Common Stock, which will approximate a 19% ownership interest in New Sirius. The Merger is separate from the Split-Off and has no effect on the pro-rata split-off conclusion previously discussed given the Split-Off only involves the shareholders of Liberty SiriusXM Common Stock, which is consistent with the definition of a Split-Off.

The public shareholders of Sirius XM Holdings as referenced in the Staff’s comment represent an approximate 17% direct ownership in Sirius XM Holdings at the time of the Split-Off and an approximate 19% direct ownership in New Sirius after the Merger. The Split-Off will have no impact on those referenced percentages, as it is the Merger that will result in a change of the referenced percentages based on the calculation of the Exchange Ratio. The primary cause for the change in percentages is due to the additional net liabilities held at New Sirius such that the shares of New Sirius Common Stock paid (i.e. the consideration paid as discussed in ASC 810-10-45-23) to the noncontrolling interest holders of Sirius XM Holdings will result in the noncontrolling shareholders of Sirius XM Holdings having an approximate 19% ownership in New Sirius, which is a separate transaction from the Split-Off.

Consideration of Split-Off and Merger as a Single Transaction

We also considered the guidance in ASC 810-10-40-5, which states that if a parent deconsolidates a subsidiary through a nonreciprocal transfer to owners, such as a spinoff, the accounting guidance in ASC Subtopic 845-10 applies. ASC 810-10-40-6 states that a parent may cease to have a controlling financial interest in a subsidiary through two or more arrangements and circumstances may indicate that the multiple arrangements should be accounted for as a single transaction. If we considered the Split-Off and Merger as a single transaction, the economic substance of the transaction is a change in the parent entity’s ownership interest of a consolidated subsidiary (i.e. Sirius XM Holdings is now 100% owned) while the parent retains its controlling financial interest in its subsidiary and would be accounted for as an equity transaction in accordance with ASC 810-10-45-23. Accordingly, whether the Split-Off and Merger are considered two separate transactions or viewed as a single transaction, there should be no gain or loss recognized in the financial statements of Liberty Media or New Sirius.

6.            We note that New Sirius XM will assume $575 million in convertible senior notes, $586 million in exchangeable senior debentures and an approx. $775 million margin loan. We also note that New Sirius XM will repay the margin loan in connection with closing, which will trigger a post-closing put right of the exchange notes and the exchangeable notes might be refinanced by Liberty before closing. Please provide disclosure of any related put rights and refinancing transactions related to the split-off that are probable at this time.

Response: In response to the Staff’s comment, we have added a disclosure of the put rights to the footnotes of the Liberty Sirius XM Holdings Inc. combined financial statements at page F-32.

*               *                *

If you have any questions, please do not hesitate to contact the undersigned at (415) 984-8793 or bchristensen@omm.com.

Very truly yours,

/s/ C. Brophy Christensen

C. Brophy Christensen

cc:	Liberty Sirius XM Holdings Inc.
Renee L. Wilm
Brittany A. Uthoff
Katherine C. Jewell
Michael E. Hurelbrink

Sirius XM Holdings Inc.
Patrick L. Donnelly

Simpson Thacher & Bartlett LLP
Eric M. Swedenburg
Johanna Mayer

Debevoise & Plimpton
Michael A. Diz
William D. Regner

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